New Nouveau Brunswick

Treasury Board and Department of Finance

Economic, Strategic Program Review and Fiscal Update

Third Quarter 2016–2017

Economic, Strategic Program Review and Fiscal Update Third Quarter 2016–2017

Published by:

Treasury Board and Department of Finance Government of New Brunswick P.O. Box 6000 Fredericton, New Brunswick E3B 5H1 Canada

Internet: www.gnb.ca/finance

January 2017

Translation:

Translation Bureau, Service New Brunswick

ISBN 978-1-4605-0526-7

Think Recycling!

2016 Economic Update

Wages and salaries, annual growth
4%
3%
2%
1%
0%
2012
2013
2014
2015
2016-YTD
Source: Statistics Canada

Employment
(Seasonally adjusted)
(persons x 1,000)
359
357
355
353
351
349
347
345
Dec-13
Feb-14
Apr-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
Oct-16
Dec-16
Source: Statistics Canada

NB Real GDP - 2016 (%)
Q3 Update
Budget 2016–2017
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.7
0.6
0.5
0.5
0.5
0.5
0.4
0.2
0.0
CIBC
TD Bank
APEC
Scotia Bank
BMO
National Bank
NB Finance
CBoC
Royal Bank
Source: Survey of private sector forecasts

New Brunswick Economic Outlook	2014	2015	2016
Real GDP	-0.1	2.3	0.4F
Household Final Consumption Expenditures	3.5	2.1	2.7F
Primary Household Income	2.9	3.0	3.1F
Employment	-0.2	-0.6	-0.1
Unemployment Rate (%)	9.9	9.8	9.5
Consumer Price Index	1.5	0.5	2.2

Sources: Statistics Canada, NB Department of Finance
F = Forecast
% change unless otherwise indicated

Based on data available as of January 20, 2017

- The International Monetary Fund (IMF) is forecasting global economic growth of 3.1 per cent in 2016, which is unchanged from its previous estimate. This reflects a more subdued outlook for advanced economies, following Brexit and weaker-than-expected growth in the U.S.
- U.S. real GDP increased at an annual rate of 3.5 per cent in the third quarter of 2016, while the IMF maintained their forecast at 1.6 per cent growth for the year as a whole.
- The Bank of Canada revised its Canadian growth outlook for 2016 to 1.3 per cent, up from 1.1 per cent in October, reflecting a modest expansion in exports.
- The Department of Finance projects real GDP growth for New Brunswick of 0.4 per cent for 2016. This is unchanged from budget and is consistent with the consensus among private sector forecasters.
- Overall, the New Brunswick economy performed as expected. Economic activity was supported by solid income growth, gains in household consumption and strength in New Brunswick's primary and tourist sectors.
- Wages and salaries are up 3.9 per cent on a year-to-date basis, above the national growth rate of 2.3 per cent.
- Consumer spending has been solid, with growth in retail sales of 3.2 per cent in 2016.
- As of July 1, 2016, New Brunswick's population stands at 756,780. This is a 0.3 per cent increase compared to July 2015, and has been driven in large part due to elevated levels of international immigration.
- Employment growth in the province was flat for 2016 as weakness exhibited during the opening months, due in part to the closure of the potash mine, was offset by a strengthening labour market over the final six months of the year.
- Domestic exports remain down (-13.1%) on a year-to-date basis as of November; impacts from the potash mine closure and low commodity prices are evident through the declines in metal ores and non-metallic minerals (-68.1%) and energy products (-31.1%).

3

Strategic Program Review Update

• Strategic Program Review (SPR) was an inclusive and transparent process with input sought from the public to help identify savings and revenues in order to eliminate the province’s deficit. The review began by looking internally to government first through efforts such as reducing the number of deputy ministers by 30 per cent; centralizing some government services; and reducing travel costs. Over $115 million in savings were found in the 2015–2016 Budget.

• In the 2016–2017 Budget, an additional $181 million in savings to be achieved over the next five years was announced. Based on the third quarter information, the projected savings for 2016–2017 will be approximately $52 million; additional savings identified through Strategic Program Review will be seen as projects are implemented.

• At third quarter, we are on track to deliver 99.5 per cent of the annual savings target of $52.6 million for fiscal 2016–2017.

• A complete accounting of the consulting fees paid for the planning, execution and delivery of the SPR has been completed. Government spent a total of $1 million on consultants from MC Business Solutions ($882,223) and Brigus Consulting ($125,045) to lever savings of $296 million, a return on investment of 296:1.

• Through the fourth quarter of 2016–2017 and into the first quarter of 2017–2018, implementation of one of the largest SPR initiatives will begin. Government announced in the spring of 2015 that an early SPR initiative would be outsourcing the management of environmental, portering and food services in hospitals. This project is a continuation of work begun by the previous government and after planning and negotiations, implementation will begin soon. This initiative will result in improved quality of service in hospitals, but will also see job losses in some hospitals as services are delivered differently.

• Through continued efforts in administrative efficiencies and centralization of services, additional savings of $7 million were found in the third quarter versus the second quarter of 2016–2017.

• Once fully realized, the Strategic Program Review will yield $296 million in expenditure reductions and $293 million in revenue measures.

Strategic Program Review – by the numbers:

	Savings	Revenue
Announced in 2015–2016 Budget	$115 million	$57 million
Announced in 2016–2017 Budget	$181 million	$236 million
Total SPR savings/revenue achieved by 2020	$296 million	$293 million
Grand Total – SPR		$589 million

• Administrative Efficiencies: Projects include but are not limited to administration of Municipal Tax Warrant ($2.0 million), elimination of Municipal Fine Revenue Sharing ($1.5 million), standardization of budget processes ($1.4 million), and Vacant Bed Days policy compliance ($800,000). General administrative efficiencies such as rationalization of phone lines, computers and subscriptions, as well as continuous process improvement efforts, have resulted in savings of $12.2 million.

• Reshaping the Civil Service: Projects include but are not limited to reforming Transportation and Infrastructure ($4.9 million) and rightsizing the civil service, including combining positions and eliminating unneeded positions ($2.4 million).

• Centralization of Services: Projects include but are not limited to centralization of common services at Service New Brunswick ($7.2 million), Land Registry centralization ($400,000), and Human Resources centralization ($300,000).

• Other: Projects include but are not limited to Visitor Information Centre closures ($195,000) and Off-Road Vehicle Enforcement ($150,000).

2016–2017 Fiscal Update

Based on third quarter information, there is a projected deficit of $331.1 million for 2016–2017. This is an improvement of $16.0 million compared to the budgeted deficit of $347.0 million. If the contingency reserve is not required, the deficit will be $231.1 million.

Third Quarter Fiscal Summary

($ Thousands)	2016–2017 Budget	2016–2017 3rd Quarter Projection	Variance from Budget
Revenue	8,718,765	8,744,360	25,595
Expense	8,965,789	8,975,420	9,631
Contingency Reserve	(100,000)	(100,000)	0
Surplus (Deficit)	(347,024)	(331,060)	15,964

Net debt is projected to increase by $437.8 million, a decrease of $30.7 million from budget. Net debt is projected to reach $14,097 million by March 31, 2017. If the contingency reserve is not required, the net debt will be $13,997 million.

The 2017–2018 Budget will eliminate the contingency reserve and reflect the consolidation of nursing homes on the province’s financial statements. However, to maintain consistency and comparability with the 2016–2017 Budget, the revised 2016–2017 revenue and expense figures within this report do not reflect the consolidation of nursing homes. Once these changes are incorporated, the deficit projection for 2016–2017 will be $231.1 million, and a net debt projection of $13,997 million.

Revenue:

Revenue is $25.6 million higher than budget. The major variances include:

• Corporate Income Tax is up $54.0 million from budget due to higher in-year payments and an anticipated, significant, positive prior-year adjustment related to the 2015 taxation year.

• Conditional Grants are up $43.9 million due to higher recoveries for various federally funded programs, including the Disaster Financial Assistance program.

• Special Operating Agencies revenue is up $19.5 million because of new federal funding for the Post-Secondary Institutions Strategic Investment Fund and the Clean Water and Wastewater Fund.

• Miscellaneous revenue is up $15.1 million mainly due to the realignment of revenue from Sale of Goods and Services and various other accounts across departments.

• Royalties revenue is up $9.9 million due to higher estimates for timber royalty.

• The Special Purpose Account is up $7.5 million mainly due to higher school-raised funds and donations.

• Lottery and Gaming Revenues are up $7.0 million largely due to strong year-end results in 2015–2016 resulting in a higher forecast base for 2016–2017.

• Harmonized Sales Tax is down $86.2 million due to significant negative prior-year adjustments covering the 2011–2015 period, reflecting the lowering of national revenue pool estimates by the federal government on which payments are based, and a strong Ontario housing market, which has adverse implications on the share allocation for all other HST-receiving provinces.

• Return on Investment is down $37.5 million primarily as a result of lower projected net income for NB Power. This is mainly due to lower export sales, loss of in-province industrial load and additional preventative maintenance investments for the Point Lepreau Nuclear Generating Station.

• Sale of Goods and Services is down $12.5 million due to the cessation of the New Brunswick Investment Management Corporation, realignment of revenue to Miscellaneous revenue, and lower revenue for fees, tuition and training in the community colleges.

• Provincial Real Property Tax is down $11.2 million mainly due to the tax base being lower than forecasted.

Expense:

Total expenses are projected to be $9.6 million higher than budget. The major variances include the following:

• Education and Early Childhood Development ($3.3 million over): Mainly due to higher than budgeted expenses in school districts associated with Syrian students.

• General Government ($47.0 million under): Primarily due to lower than expected expenses in the Legislated Pension Plans, Benefit Accruals, Subsidies, and Supplementary Allowances Programs associated with retirement allowance benefits, as well as lower than expected centrally managed funds.

• Health ($21.1 million over): Mainly due to higher than expected expenses under the Medicare program.

• Justice and Public Safety ($3.0 million over): Mainly due to higher than budgeted expenses under the Disaster Financial Assistance program associated with storm and flood events. These expenses are partially offset by increased recoveries from the federal government.

• Other Agencies ($16.3 million under): Due to lower than budgeted expenses of various consolidated entities.

• Post-Secondary Education, Training and Labour ($4.7 million over): Mainly due to additional expenditures in employment programs related to increased federal funding and in the Maritime Provinces Higher Education Commission.

• Regional Development Corporation ($22.2 million over): Due to accelerated project funding for various initiatives.

• Service of the Public Debt ($5.0 million under): Due to lower than anticipated interest rates and the timing of debt issuance.

• Social Development ($4.0 million over): Mainly due to increased costs in the Housing Services program associated with the new federal-provincial Social Infrastructure Fund Agreement.

• Transportation and Infrastructure ($2.7 million over): Mainly due to higher than expected costs associated with the Radio Communications project, WorkSafe NB and Summer Maintenance.

• Capital Account ($9.8 million under): Due to lower than expected Capital Account expense in the Department of Transportation and Infrastructure and the Regional Development Corporation.

• Special Operating Agencies Account ($14.5 million over): Mainly due to costs associated with the federal-provincial Clean Water and Wastewater Fund and the Post-Secondary Institutions Strategic Investment Fund in the Regional Development Corporation, as well as increased costs under the Vehicle Management Agency of the Department of Transportation and Infrastructure.

PROVINCE OF NEW BRUNSWICK
FISCAL UPDATE
Thousands
$

		2016–2017	2016–2017	Variance
	2016–2017	2nd Quarter	3rd Quarter	from
	Budget	Projection	Projection	Budget

Revenue
Ordinary Account	8,354,502	8,362,531	8,347,461	(7,041)
Capital Account	32,680	36,458	36,193	3,513
Special Purpose Account	76,101	76,031	83,587	7,486
Special Operating Agencies	65,282	79,403	84,819	19,537
Sinking Fund Earnings	190,200	190,200	192,300	2,100
Total Revenue	8,718,765	8,744,623	8,744,360	25,595

Expense
Ordinary Account	8,261,450	8,263,372	8,254,509	(6,941)
Capital Account	122,649	109,089	112,864	(9,785)
Special Purpose Account	87,265	88,539	95,993	8,728
Special Operating Agencies	59,239	78,132	73,698	14,459
Amortization of Tangible Capital Assets	435,186	437,049	438,356	3,170
Total Expense	8,965,789	8,976,181	8,975,420	9,631

Contingency Reserve	(100,000	(100,000	(100,000)	0

Surplus (Deficit)	(347,024)	(331,558)	(331,060)	15,964

If the contingency reserve is not required, the deficit based on third quarter projections will be $231.1 million.

CHANGE IN NET DEBT
Thousands
$

		2016–2017	2016–2017	Variance
	2016–2017	2nd Quarter	3rd Quarter	from
	Budget	Projection	Projection	Budget

Net Debt - Beginning of Year	(12,989,898)	(13,659,580)	(13,659,580)	(669,682)

Changes in Year
Surplus (Deficit)	(347,024)	(331,558)	(331,060)	15,964
Investments in Tangible Capital Assets	(556,661)	(551,292)	(545,122)	11,539
Amortization of Tangible Capital Assets	435,186	437,049	438,356	3,170
(Increase) Decrease in Net Debt	(468,499)	(445,801)	(437,826)	30,673

Net Debt - End of Year	(13,458,397)	(14,105,381)	(14,097,406)	(639,009)

If the contingency reserve is not required, the net debt based on third quarter projections will be $13,997 million.

At second quarter, Net Debt - Beginning of Year was updated to reflect the ending net debt that was published in the

2015–2016 Consolidated Financial Statements (Public Accounts Volume I).

APPENDIX A

ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

		2016–2017	2016–2017	Variance
	2016–2017	2nd Quarter	3rd Quarter	from
	Budget	Projection	Projection	Budget

Taxes
Personal Income Tax	1,632,000	1,627,000	1,636,000	4,000
Corporate Income Tax	276,200	279,600	330,200	54,000
Metallic Minerals Tax	0	200	700	700
Provincial Real Property Tax	514,688	506,000	503,500	(11,188)
Harmonized Sales Tax: Net of Credit	1,335,600	1,335,600	1,249,400	(86,200)
Gasoline and Motive Fuels Tax	288,000	288,000	288,000	0
Tobacco Tax	153,500	158,500	158,000	4,500
Pari-Mutuel Tax	420	420	420	0
Insurance Premium Tax	54,000	54,000	54,100	100
Real Property Transfer Tax	23,000	23,000	23,000	0
Financial Corporation Capital Tax	27,000	27,000	27,000	0
Penalties and Interest	13,000	11,000	13,000	0
Subtotal - Taxes	4,317,408	4,310,320	4,283,320	(34,088)

Return on Investment	303,686	254,481	266,190	(37,496)
Licences and Permits	150,604	150,306	151,139	535
Sale of Goods and Services	334,610	330,914	322,066	(12,544)
Lottery and Gaming Revenues	144,800	150,800	151,800	7,000
Royalties	70,430	70,035	80,352	9,922
Fines and Penalties	10,724	10,740	8,256	(2,468)
Miscellaneous	72,362	85,495	87,473	15,111
Total - Own Source Revenue	5,404,624	5,363,091	5,350,596	(54,028)

Unconditional Grants – Canada
Fiscal Equalization Payments	1,708,400	1,708,400	1,708,400	0
Canada Health Transfer	753,900	753,500	753,500	(400)
Canada Social Transfer	279,000	278,700	278,700	(300)
Other	1,866	1,866	1,866	0
Subtotal - Unconditional Grants – Canada	2,743,166	2,742,466	2,742,466	(700

Conditional Grants – Canada	216,936	266,695	260,823	43,887

Total – Grants from Canada	2,960,102	3,009,161	3,003,289	43,187

Subtotal	8,364,726	8,372,252	8,353,885	(10,841)

Inter-account Transactions	(10,224)	(9,721)	(6,424)	3,800

Ordinary Account Revenue	8,354,502	8,362,531	8,347,461	(7,041

APPENDIX B

ORDINARY ACCOUNT EXPENSE
Thousands
$

		2016–2017	2016–2017	Variance
	2016–2017	2nd Quarter	3rd Quarter	from
	Budget*	Projection	Projection	Budget	%
DEPARTMENT
Agriculture, Aquaculture and Fisheries	37,209	36,970	36,970	(239)	-0.6%
Education and Early Childhood Development	1,137,886	1,137,886	1,141,146	3,260	0.3%
Energy and Resource Development	100,016	99,676	99,676	(340)	-0.3%
Environment and Local Government	138,481	138,861	138,879	398	0.3%
Executive Council Office	11,950	11,900	11,950	0	0.0%
Finance	12,503	12,503	12,503	0	0.0%
General Government	782,018	761,664	734,993	(47,025)	-6.0%
Health	2,580,772	2,590,754	2,601,840	21,068	0.8%
Justice and Public Safety	224,141	226,800	227,112	2,971	1.3%
Legislative Assembly	26,030	26,456	26,516	486	1.9%
Office of the Attorney General	17,641	17,991	17,641	0	0.0%
Office of the Premier	1,598	1,598	1,598	0	0.0%
Opportunities New Brunswick	46,492	48,482	45,865	(627)	-1.3%
Other Agencies	263,594	260,836	247,334	(16,260)	-6.2%
Post-Secondary Education, Training and Labour	609,985	612,985	614,671	4,686	0.8%
Regional Development Corporation	79,922	79,922	102,147	22,225	27.8%
Service of the Public Debt	700,000	700,000	695,000	(5,000)	-0.7%
Social Development	1,164,423	1,171,794	1,168,414	3,991	0.3%
Tourism, Heritage and Culture	51,514	52,504	52,504	990	1.9%
Transportation and Infrastructure	292,900	295,250	295,550	2,650	0.9%
Treasury Board	15,809	15,718	15,489	(320)	-2.0%

Subtotal	8,294,884	8,300,550	8,287,798	(7,086)	-0.1%

Investment in Tangible Capital Assets	(23,210)	(27,457)	(26,865)	(3,655)	15.7%
Inter-account Transactions	(10,224)	(9,721)	(6,424)	3,800	-37.2%

Ordinary Account Expense	8,261,450	8,263,372	8,254,509	(6,941	-0.1%

*The 2016–2017 Budget has been restated to reflect government reorganization.

APPENDIX C

CAPITAL EXPENDITURES
Thousands
$

		2016–2017	2016–2017	Variance
	2016–2017	2nd Quarter	3rd Quarter	from
	Budget*	Projection	Projection	Budget

Regular Capital Investments
Agriculture, Aquaculture and Fisheries	500	531	531	31
Education and Early Childhood Development	65,022	57,234	57,131	(7,891)
Environment and Local Government	1,000	1,000	1,000	0
Health	70,100	61,582	61,689	(8,411)
Justice and Public Safety	0	33	(1,146)	(1,146)
Legislative Assembly	450	321	321	(129)
Post-Secondary Education, Training and Labour	5,895	5,895	5,830	(65)
Regional Development Corporation	2,707	2,707	2,707	0
Service New Brunswick	3,411	3,411	3,411	0
Tourism, Heritage and Culture	1,000	1,000	1,000	0
Transportation and Infrastructure	367,250	372,953	370,046	2,796
Regular Capital Investments	517,335	506,667	502,520	(14,815

Strategic Infrastructure Initiative
Agriculture, Aquaculture and Fisheries	1,000	1,000	1,000	0
Education and Early Childhood Development	41,085	39,135	41,016	(69)
Health	2,000	528	511	(1,489)
Legislative Assembly	335	464	464	129
Regional Development Corporation	44,500	37,479	37,986	(6,514)
Tourism, Heritage and Culture	1,295	1,295	1,295	0
Transportation and Infrastructure	35,210	33,016	32,989	(2,221)
Energy Retrofit and Renewable Energy	13,340	13,340	13,340	0
Strategic Infrastructure Initiative	138,765	126,257	128,601	(10,164)

Total - Capital Expenditures	656,100	632,924	631,121	(24,979)

Investments in Tangible Capital Assets	(533,451)	(523,835)	(518,257)	15,194

Capital Account Expense	122,649	109,089	112,864	(9,785)

*The 2016–2017 Budget has been restated to reflect government reorganization.